NEWALTA


06014722

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces June Distribution

CALGARY, Alberta, Canada, June 15, 2006 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 18.5 cents per trust unit for the month of June 2006, payable on July 17, 2006, to all unitholders of record on June 30, 2006. The ex-distribution date is June 28, 2006.

Newalta's DRIP provides eligible unitholders with the opportunity to reinvest their monthly distribution to acquire additional trust units at a purchase price equal to 95% of the average market price. The deadline for completing and delivering enrollment forms to Valiant Trust Company is 3:00 pm (MST) on the business day immediately preceding the record date.

Based on the June 15, 2006 closing price of $30.62 per trust unit, the June distribution represents an annualized cash-on-cash yield of approximately 7.3%.

Newalta Income Fund has delivered dynamic profitable growth and generated compound annual revenue growth of 30% since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With 1,500 talented people and a network of 56 facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

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SEC MAIL PROCESSING
RECEIVED
JUN 27 2006
WASH. D.C.
190

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com